InterOil's Petroleum Retention License Granted

CAIRNS, Australia and HOUSTON, Dec. 2, 2010 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), today announced that it has been granted Petroleum Retention License (PRL) No. 15, covering blocks including and surrounding the Elk and Antelope fields, unifying the fields into a single license separate from our exploration acreage and specifying minimum work commitment activities over the next five years.

Phil Mulacek, CEO of InterOil, commented: "Grant of the PRL demonstrates commitment from the Government of PNG emanating from our past record, as well as confidence in InterOil's forward capabilities.  Furthermore, the PRL organizes the fields in a way that will be helpful for partnering while allowing us to advance our condensate and LNG plans."

A petroleum development license, for which application has not yet been made, and further government approvals will be required before commencement of construction or commercial production of hydrocarbons.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Meg Hunt
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward-Looking Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning plans for the Elk and Antelope fields and future application for a petroleum development license. These statements are based on certain assumptions made by the Company based on the approval of the Petroleum Retention License in addition to its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur, including, in particular the development, licensing and commercial exploitation of hydrocarbons from the Elk and Antelope fields.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company's filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

CONTACT: Wayne Andrews, V. P. Capital Markets, +1-281-292-1800, Wayne.Andrews@InterOil.com, or Meg Hunt, Investor Relations Coordinator, +1-281-292-1800, Meg.Hunt@InterOil.com, both of InterOil Corporation